Exhibit 99.8

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Aeterna Zentaris Inc. of our report dated March 24, 2021, relating to the consolidated financial statements, which in included as an Exhibit to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834) and Form F-3 (No.333-232935) of Aeterna Zentaris Inc. of our report dated March 24, 2021 relating to the consolidated financial statements, which appears in this Form 40-F.

We also consent to the reference to us under the heading “Experts” in such Registration Statement, and the reference to us under the heading “Interest of Experts”, which appears in the Annual Information Form included as an Exhibit to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2021

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.